SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-36625

CyberArk Software Ltd.

(Translation of registrant’s name into English)

CyberArk Software Ltd.

94 Em-Ha’moshavot Road

Park Azorim, P.O. Box 3143

Petach Tikva 4970602, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

An Annual General Meeting of Shareholders (the “Meeting”) of CyberArk Software Ltd. (the “Company”), will be held at 4:30 p.m. (Israel time) on June 10, 2015, at the Company’s offices at 94 Em-Ha’moshavot Road, Park Azorim, P.O. Box 3143, Petach Tikva 4970602, Israel. Shareholders of record at the close of business on May 8, 2015 are entitled to vote at the Meeting. The Company will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record after the record date. The Company hereby furnishes its notice in connection with the aforementioned Meeting, which is attached hereto as Exhibit 99.1.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: May 4, 2015	By:	/s/ Donna Rahav
Name: Donna Rahav
Title: General Counsel & Corporate Secretary

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EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Notice of the Annual General Meeting of Shareholders of the Company.

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